Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Northgate reports strong quarterly production and record low cash cost;
    Announces friendly proposal to acquire Perseverance Corporation

    VANCOUVER, Nov. 5 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $29,445,000 or $0.12 per diluted common share and a net loss of $11,937,000 or $0.05 per diluted common share for the third quarter of 2007. The net loss for the quarter included a $32,347,000 non-cash write-down of the carrying value of the Kemess North project. Excluding this charge, earnings would have been approximately $6,000,000 for the quarter.

    <<
                       THIRD QUARTER HIGHLIGHTS

    -  Kemess South produced 70,055 ounces of gold and 18.8 million pounds of copper at a net cash cost of negative $233 per ounce of gold, which was the lowest quarterly cash cost recorded in the history of the mine.
    -  On October 29, 2007, Northgate announced a friendly proposal to acquire Perseverance Corporation Ltd. (Perseverance), which operates two gold mines in Australia with a combined annual production of approximately 200,000 ounces.
    -  Exploration drilling at Young-Davidson continued to expand the area of known underground resources and a revised resource calculation is expected to be announced by the end of 2007.
    -  On September 17, 2007, the Joint Federal-Provincial Review
       Panel for the Kemess North project submitted its report to the
       Ministers of Environment, recommending that the project not be allowed to proceed.
    >>

    Ken Stowe, President and CEO, stated, "The Kemess South mine posted strong operating results in the third quarter while recording the lowest quarterly net cash cost of production in the history of the mine and generating $30 million in operating cash flow. After a long search for the right asset, we were very pleased to announce our friendly proposal to acquire
Perseverance, which currently operates two gold mines in the state of
Victoria, Australia. We expect that the all-cash transaction will close next year in February and when it does, Northgate's 2008 gold production will be over 430,000 ounces. The acquisition of Perseverance will guarantee our status as a significant mid-tier gold producer and give us the opportunity to use our operating expertise and strong balance sheet to get the most out of two mines that have excellent potential, but have been limited by severe capital constraints. The addition of the Fosterville and Stawell mines to our
Young-Davidson project and the continued strong cash flow from Kemess South over its remaining mine life will provide the diversified multi-mine base from which we can make additional acquisitions in the future."

    -----------------------------------------------------------------

    RESULTS OF OPERATIONS

    Kemess South Mine Performance

    The Kemess mine posted strong production of 70,055 ounces of gold and
18.8 million pounds of copper in the third quarter of 2007, which was consistent with Northgate's most recent forecast. For the balance of 2007, as a consequence of small variances and modifications to the ore release plan,
Northgate now expects Kemess South's total 2007 metal production to be approximately 270,000 ounces of gold and 68.4 million pounds of copper.
    During the third quarter of 2007, approximately 11.3 million tonnes of ore and waste were removed from the open pit, which was approximately the same as it was during the corresponding quarter of 2006. Unit mining costs during the most recent quarter were Cdn$1.56 per tonne compared with Cdn$1.52 per tonne in the third quarter of 2006.
    Mill availability during the third quarter of 2007 was 93% and mill throughput averaged 52,029 tonnes per day (tpd), compared with 90%
availability and throughput of 49,817 tpd in the third quarter of 2006. Mill availability in the third quarter of 2007 was higher than average due to the advantageous timing of maintenance shutdowns. Mill throughput was 4% higher than it was in the same period last year due to the higher mill availability.
    Gold and copper recoveries averaged 71% and 86%, respectively, in the third quarter of 2007, which was higher than the recoveries of 68% and 82%, respectively, recorded in the third quarter of 2006 because no supergene-leachcap ore, which has metallurgical characteristics that generate lower metal recoveries, was milled in the most recent quarter.
    Metal concentrate inventory increased by 1,000 wet metric tonnes (wmt) in the third quarter to approximately 7,000 wmt at September 30, 2007.
Concentrate inventory is expected to decline by year-end to less than 5,000 wmt.
    The total unit cost of production during the third quarter of 2007 was
Cdn$12.31 per tonne milled, which was significantly lower than the Cdn$14.71 per tonne milled in the corresponding period of 2006 due primarily to the decrease in treatment and refining charges for copper concentrate that occurred in 2007 and the higher tonnes of ore milled in the most recent quarter. Total site operating costs in the third quarter of 2007 were Cdn$41.4 million, which was in line with third quarter 2006 costs of Cdn$40.6 million.
The net cash cost of production at Kemess in the third quarter of 2007 was at a record low of negative $233 per ounce of gold compared to the previous record of negative $118 per ounce reported in the third quarter of 2006.
    The following table provides a summary of operations for the third quarter and the nine months of 2007 and the comparable periods of 2006.

    <<
    2007 Kemess Mine Production

    (100% of
    production basis)    Q3 2007     Q3 2006     9M 2007     9M 2006
    -----------------------------------------------------------------
    Ore plus waste
     mined (tonnes)   11,282,000  11,355,290  33,983,404  34,645,827
    Ore mined (tonnes) 4,799,000   3,970,620  13,854,785  12,472,892
    Stripping ratio
     (waste/ore)            1.35        1.86        1.45        1.57
    Ore milled
     (tonnes)          4,786,712   4,583,196  13,563,691  13,666,645
    Ore milled per
     day (tonnes)         52,029      49,817      49,684      50,061
    Gold grade (grams
     per metric tonne)     0.642       0.745       0.680       0.760
    Copper grade (%)       0.207       0.237       0.207       0.245
    Gold recovery (%)         71          68          69          68
    Copper recovery (%)       86          82          83          81
    Gold production
     (ounces)             70,055      74,789     204,164     228,549
    Copper production
     (thousands pounds)   18,822      19,602      51,363      59,954
    Net cash cost
     ($/ounce)              (233)       (118)        (59)        (44)
    -----------------------------------------------------------------
    >>

    Safety

    Kemess recorded no lost time injuries during the third quarter of 2007 and remains the safest metal mine in British Columbia for the first nine months of the 2007. The Young-Davidson project continued to operate without a lost time injury.

    Financial Performance

    Northgate recorded a net loss of $11,937,000 or $0.05 per diluted common share in the third quarter of 2007 compared with net earnings of $14,902,000 or $0.07 per share during the corresponding quarter of 2006. The net loss for the quarter included a $32,347,000 non-cash write-down of the carrying value of the Kemess North project. Cash flow from operations during the most recent quarter was $29,445,000 or $0.12 per diluted common share compared with cash flow of $64,465,000 or $0.28 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 254,210,079 in the third quarter of 2007 and 226,992,626 in the corresponding period of 2006.
    Northgate's revenue in the third quarter of 2007 was $86,756,000 compared with $102,667,000 in the corresponding period in 2006. Revenue for the third quarter of 2007 was reduced by mark-to-market adjustments of $17,255,000 on
Northgate's hedge book (2006 - positive $19,754,000). Due to mark-to-market requirements of Canadian generally accepted accounting principles (Canadian
GAAP) and the large size of the Corporation's copper forward sales position relative to quarterly copper production, earnings in future quarters may fluctuate significantly depending on future movements in the price of copper.
Metal sales in the third quarter of 2007 consisted of 73,545 ounces of gold and 18.9 million pounds of copper, compared with 73,792 ounces of gold and
19.1 million pounds of copper in the third quarter of 2006. During the third quarter of 2007, the price of gold on the London Bullion Market (LBM) averaged
$681 per ounce (2006 - $622) and the price of copper on the London Metal
Exchange (LME) averaged $3.50 per pound (2006 - $3.48). The net realized metal prices received on metal sales in the third quarter of 2007 were approximately
$608 per ounce of gold and $2.94 per pound of copper, compared with $531 per ounce and $3.43 per pound in the third quarter of 2006. A total of $7,438,000 in gold hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting
Policies). The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $101 per ounce, compared with $91 per ounce in the corresponding quarter one year ago. During the quarter, Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.)
exercised its right to revise the copper pricing quotational period from one month after the month of arrival (MAMA) to four MAMA. In order to properly match the new pricing periods, forward sales contracts for August, September and October, representing a total volume of 7,050 metric tonnes of copper, were rolled forward into the January 2008 to April 2008 period at an average forward price of $3.41 per pound. The cost of this roll was $1,974,000, which was expensed in the third quarter resulting in a lower realized price of copper than would otherwise have been the case.
    The cost of sales in the third quarter of 2007 was $59,241,000 compared with the corresponding period last year when the cost of sales was
$59,069,000. Cost of sales in the most recent quarter reflect the reduction in treatment and refining charges in 2007; however, this was offset by the impact of the strengthening Canadian dollar on the Corporation's mostly Canadian dollar costs.
    Administrative and general expenses totaled $2,019,000 in the third quarter of 2007, slightly higher than the $1,951,000 recorded in the corresponding period of 2006, due to the increased administration and compliance spending as well as the cost of various business development initiatives.
    Depreciation and depletion expenses in the third quarter were lower at
$8,050,000 compared to $8,397,000 during the corresponding period of 2006 due to the impact of the increase in the reserve base announced earlier in the year.
    Net interest income was significantly higher at $4,611,000 in the third quarter of 2007 compared with $1,180,000 in the corresponding quarter of 2006, as the result of substantial increases in the Corporation's cash position due to strong operating cash flow and the exercise of share purchase warrants in
December 2006, which brought $99,998,000 into Northgate's treasury.
    Exploration costs in the third quarter were significantly higher at
$10,773,000 compared with $3,509,000 in the comparable period of 2006, as the result of increased activity at the Young-Davidson property where the advanced underground exploration program continues.
    Capital expenditures during the third quarter of 2007 totaled $4,926,000 compared to $4,817,000 in the corresponding period of 2006 and continue to be primarily devoted to ongoing construction of the Kemess South tailings dam.

    Capital Resources

    Northgate maintains a portion of its investments in AAA rated Auction
Rate Securities (ARS). ARS are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of ARS auctions began to fail and the Corporation is currently holding $72,600,000 in
ARS, which currently lack liquidity. Northgate's ARS investments were originally structured and marketed by a major investment bank in the United
States and all of Northgate's ARS investments continue to make regular cash interest payments and are still rated AAA by Standard & Poor's (S&P) and Aaa by Moody's.
    Due to the high credit worthiness of its ARS investments, third party valuation reports which value these investments at 100% of par value, and management's assessment that the liquidity issues surrounding the specific ASR securities held by the Corporation will be resolved within the next twelve months, these investments continue to be classified by the Corporation at
September 30, 2007, as available for sale short-term investments at their original par value, which is equal to their fair value.
    The balance of the Corporation's investments are held in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers acceptances and other highly rated short term investment instruments which are recorded as cash and cash equivalents. The Corporation has no investments in Asset Backed Commercial Paper (ABCP), Mortgage Backed
Securities (MBS) or Collateralized Debt Obligations (CDO).
    Based on the Corporation's current cash and investment balances and expected operating cash flows, it does not anticipate that the lack of liquidity for its ARS investments will adversely affect its ability to conduct its business.

    NON-GAAP MEASURE

    The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.
    A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

    <<
    (Expressed in thousands of US$,
     except per ounce amounts)                   Q3 2007     Q3 2006
    -----------------------------------------------------------------
    Gold production (ounces)                      70,055      74,789
    -----------------------------------------------------------------
    Cost of sales                               $ 59,241    $ 59,069
    Change in inventories and other               (2,854)      1,069
    Gross copper and silver revenue              (72,694)    (68,991)
    -----------------------------------------------------------------
    Total cash cost                              (16,307)     (8,853)
    -----------------------------------------------------------------
    Cash cost ($/ounce)                         $   (233)   $   (118)
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    SELECTED QUARTERLY FINANCIAL DATA

    (Thousands of US
     dollars, except
     per share, per                          2007 Quarter Ended
     ounce and per                      -----------------------------
     pound amounts)                       Sep 30    Jun 30    Mar 31
    -----------------------------------------------------------------
    Revenue                             $ 86,756  $ 80,878  $ 74,313
    Earnings
     (loss) for
     the period(1)                       (11,937)    8,647     9,406
    Earnings (loss)
     per share(1)
      Basic                             $  (0.05) $   0.03  $   0.04
      Diluted                           $  (0.05) $   0.03  $   0.04
    Metal production
      Gold (ounces)                       70,055    65,999    68,110
      Copper (thous-
       ands pounds)                       18,822    14,839    17,702
    Metal Prices
      Gold (LBM
       - $/ounce)                            681       667       650
      Copper (LME Cash
       - $/pound)                           3.50      3.47      2.69
    -----------------------------------------------------------------

    (Thousands of US
     dollars, except
     per share, per            2006 Quarter Ended               2005
     ounce and per  -------------------------------------------------
     pound amounts)   Dec 31    Sep 30    Jun 30    Mar 31    Dec 31
    -----------------------------------------------------------------
     Revenue        $118,239  $102,667  $105,348  $ 85,059  $ 95,651
     Earnings
      (loss) for
      the period(1)   19,790    14,902    50,315    21,735    44,527
     Earnings (loss)
      per share(1)
       Basic        $   0.09  $   0.07  $   0.23  $   0.10  $   0.21
       Diluted      $   0.09  $   0.07  $   0.22  $   0.10  $   0.21
     Metal production
       Gold (ounces)  81,746    74,789    76,127    77,634    94,405
       Copper (thous-
        ands pounds)  21,254    19,602    18,071    22,282    24,701
    Metal Prices
      Gold (LBM
       - $/ounce)        614       622       627       554       486
      Copper (LME Cash
       - $/pound)       3.21      3.48      3.27      2.24      1.95
    -----------------------------------------------------------------
    (1) The figures in the table for 2006 and 2005 reflect the
        Corporation's change in accounting policy for metal
        inventories. Refer to the Corporation's consolidated
        financial statements in the 2006 Annual Report for a
        description of this change.
    >>

    KEMESS NORTH PROJECT

    On September 17, 2007, after two and a half years of review and multiple rounds of public hearings, the Kemess North Joint Federal-Provincial
Environmental Review Panel issued its report recommending that the project not be allowed to proceed. The Federal and Provincial governments are now studying the Panel's report and are expected to make a final decision on whether to permit the development of Kemess North sometime in the first half of 2008.
    While Northgate strongly disagrees with the Panel's recommendation, the uncertainty it has created for the Kemess North project has forced the company to redefine its project development priorities. Northgate has ceased all project activities at Kemess North including exploration, feasibility study work and detailed engineering and is refocusing its development activities on projects in other jurisdictions. As a result of the panel report, Northgate has written off the full carrying value of its investment in Kemess North.
    In the event that the Federal and Provincial governments also disagree with the Panel's recommendation and grant approval for the Kemess North project to proceed and the First Nations reconsider their stance on the project, Northgate will revisit the project at that time.

    EXPLORATION UPDATE

    Young-Davidson

    Drilling continued during the third quarter at Young-Davidson with six drill rigs in operation. One drill targeted in-fill drilling on the proposed open-pit area. The other five rigs drilled deeper underground targets in and around the known underground resources on the Young-Davidson property. Diamond drilling completed in the third quarter of 2007 attempted to define the eastern and western edges of the deposit to a depth of 1,300 metres (m), and to expand resources below and laterally adjacent to the three main zones in the deposit: the Lower Boundary zone, the Lucky zone, and the Lower YD zone.
    The longitudinal section shown in Figure 1 depicts known resource areas
(as defined in the legend), historic mine workings, simplified geology, and potential new resource areas, along with the pierce points for holes drilled.
Drill hole results reported for the first time are indicated by a five-point star. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 m.
    Drill hole YD-07-49A was drilled in the gap between the Upper and Lower
Boundary zones. This hole had a wide mineralized section that returned 2.35 grams per metric tonne (g/t) gold over 77.6m including 5.01 g/t gold over
25.6m and 7.87 g/t gold over 10.2m. Holes YD-07-33E and YD-07-33D are both located in an undrilled section of the Lower Boundary zone, and both returned auriferous sections at the zone horizon. In the case of YD-07-33E, returned assays averaged 3.32 g/t gold over 21.2m.
    Hole YD-07-48 was drilled in the Lower Lucky zone within an assumed gap in the mineralization. This hole returned a narrow intersection of 7.93 g/t gold over 4.7m. This hole is located approximately 75m above YD90-22X, which was completed earlier this year and returned 4.42 g/t gold over 31.3m including 6.42 g/t gold over 19.5m.
    Drill hole YD-07-46 was targeting the Lower YD zone at the 9,000 level
(approximately -1,350m). This hole intersected a barren post mineralization dyke at the zone horizon. The hole intersected a small amount of zone material in the footwall on the east flank of the dyke, returning 2.4 g/t gold over 9m.
This hole is currently being wedged off to intersect the entire zone on the east flank of the dyke.
    A total of six holes are currently in progress on the Young-Davidson property and drilling is scheduled to continue at the current pace until the end of 2007 and a resource update is on track to be released by year-end.
    Drill hole collar locations for all the holes referred to in this release can be found in Appendix 1.

    Figure 1: Young-Davidson Property (Vertical, North Looking,
    Longitudinal Section with Metric Grid)

    http://files.newswire.ca/594/longsection.jpg

    The ramp that will provide underground access to the deposit advanced by
580 m during the quarter and is now 40% complete. Underground definition drilling has begun from the second leg of the ramp targeting the Upper Lucky zone in order to move the resources there from Inferred to Indicated status.
Dewatering of the existing No. 3 shaft down to the 250-m level has been completed and the underground infrastructure left by the previous operator continues to be in excellent condition.
    The environmental and engineering studies that will form a critical part of the pre-feasibility study for the project are proceeding along rapidly and will be adjusted to incorporate the updated resource figures due out at the end of the year. A project prospectus was developed and filed with both
Provincial and Federal government ministries during the quarter in order to initiate permitting activities.

    <<
    Table 1 - Selected Intersections from Drill Holes at
    Young-Davidson

    Boundary Zone
    -----------------------------------------------------------------
                                         Core       True
    Hole ID        From       To        Length   Thickness     Gold
                    (m)       (m)        (m)        (m)       (g/t)
    -----------------------------------------------------------------
    YD-07-33D     1282.5     1308.0       25.5       20.3       2.08
    -----------------------------------------------------------------
    Including     1282.5     1290.0        7.5        6.0       2.77
    -----------------------------------------------------------------
                  1354.7     1370.6       15.9       12.7       1.96
    -----------------------------------------------------------------
    Including     1359.0     1365.0        6.0        4.8       2.91
    -----------------------------------------------------------------
    YD-07-33E     1267.0     1285.7       18.7       16.0       2.67
    -----------------------------------------------------------------
    Including     1274.1     1285.7       11.6        9.9       3.30
    -----------------------------------------------------------------
    Including     1277.0     1284.5        7.5        6.4       4.11
    -----------------------------------------------------------------
                  1321.5     1394.0       72.5       68.8       1.97
    -----------------------------------------------------------------
    Including     1360.8     1382.0       21.2       20.1       3.32
    -----------------------------------------------------------------
    Including     1371.5     1380.5        9.0        8.6       4.35
    -----------------------------------------------------------------
    YD-07-49A      625.2      702.8       77.6       42.0       2.35
    -----------------------------------------------------------------
    Including      633.5      659.1       25.6       13.7       5.01
    -----------------------------------------------------------------
    Including      648.9      659.1       10.2        5.4       7.87
    -----------------------------------------------------------------

    Lucky Zone
    -----------------------------------------------------------------
                                         Core       True
    Hole ID        From       To        Length   Thickness     Gold
                    (m)       (m)        (m)        (m)       (g/t)
    -----------------------------------------------------------------
    YD-07-48       731.5      750.0       18.5       13.9       1.42
    -----------------------------------------------------------------
    Including      734.5      739.5        5.0        3.8       2.30
    -----------------------------------------------------------------
                   868.5      874.2        5.7        4.4       4.64
    -----------------------------------------------------------------
                   956.8      961.5        4.7        3.7       7.93
    -----------------------------------------------------------------

    Young-Davidson Zone
    -----------------------------------------------------------------
                                         Core       True
    Hole ID        From       To        Length   Thickness     Gold
                    (m)       (m)        (m)        (m)       (g/t)
    -----------------------------------------------------------------
    YD-07-46      1456.0     1481.5       25.5       15.6       1.52
    -----------------------------------------------------------------
    Including     1468.0     1481.5       13.5        8.3       2.04
    -----------------------------------------------------------------
    Including     1468.0     1477.0        9.0        5.6       2.40
    -----------------------------------------------------------------
    >>

    QUALITY CONTROL - ANALYSES AND SAMPLE LOCATION

    Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in National
Instrument 43-101 (NI 43-101) Technical Reports filed on SEDAR (www.sedar.com)
on January 29, 2007. Summaries of these procedures may also be found in the press release dated April 10, 2006

    QUALIFIED PERSONS

    The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl
Edmunds, PGeo, Northgate's Exploration  Manager.

    <<
                             x x x x x x

    NOTE TO US INVESTORS:

    The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with NI
43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")
Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource",
"Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred
Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral
Projects under the guidelines set out in the CIM Standards.

                             x x x x x x
    >>

    NOTICE OF CONFERENCE CALL AND WEBCAST OF THIRD QUARTER RESULTS

    November 5 at 10:00 a.m. ET

    You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing our third quarter financial results.
The call and webcast will take place on Monday, November 5, 2007, at 10:00
a.m. ET.

    Conference Call

    Please call 416-644-3415 or toll free in North America at 1-800-733-7560.
To ensure your participation, please call five minutes prior to the scheduled start of the call.

    Webcast

    The webcast package, including the webcast link and management presentation, will be available on the morning of November 5 and posted on
Northgate's website at www.northgateminerals.com under the Calendar of Events section. You may also access the webcast at
www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2030160

    Replay

    A replay of the conference call will be available beginning on November 5 at 12:00 P.M. ET until November 19 at 11:59 PM ET.

    <<
    Replay Access No.  416-640-1917 or 1-877-289-8525
    Passcode:          212 49 495 followed by the number sign

                             x x x x x x
    >>

    NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock
Exchange under the symbol NXG.

    NOTE TO SECURITY HOLDERS:

    This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.
    Subject to the terms and conditions set forth in the Merger
Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders. Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

    FORWARD-LOOKING STATEMENTS:

    This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading
"Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    <<
    APPENDIX 1 - DRILL HOLE COLLAR LOCATIONS

    Young-Davidson
    -----------------------------------------------------------------
                                   Elev-   Collar   Collar    Depth
    Hole ID     Easting Northing   ation   Azimuth    Dip      (m)
    -----------------------------------------------------------------
    YD-07-33A   23248.5   9701.7  10324.9       0      -70    1546.1
    -----------------------------------------------------------------
    YD-07-33B   23248.5   9701.7  10324.9       0      -70    1461.0
    -----------------------------------------------------------------
    YD-07-33C   23248.5   9701.7  10324.9       0      -70      1550
    -----------------------------------------------------------------
    YD-07-33D   23248.5   9701.7  10324.9       0      -70    1393.3
    -----------------------------------------------------------------
    YD-07-33E   23248.5   9701.7  10324.9       0      -70    1439.0
    -----------------------------------------------------------------
    YD-07-34    22711.5  10064.7  10331.0   353.0      -70    1066.8
    -----------------------------------------------------------------
    YD-07-37    23599.0   9976.0  10340.1       9      -70    1021.2
    -----------------------------------------------------------------
    YD-07-38    22711.5  10244.0  10330.0       0      -70     609.0
    -----------------------------------------------------------------
    YD-07-39    22713.1  10191.2  10333.1     350      -70     719.0
    -----------------------------------------------------------------
    YD-07-40      23875    10125    10340     315      -70     354.0
    -----------------------------------------------------------------
    YD-07-40A     23875    10125    10340     312      -70     261.0
    -----------------------------------------------------------------
    YD-07-40B     23875    10125    10340     310      -70     547.0
    -----------------------------------------------------------------
    YD-07-40C     23875    10125    10340     302      -70     969.0
    -----------------------------------------------------------------
    YD-07-41    23200.8   9940.0  10325.0       0      -65    1068.0
    -----------------------------------------------------------------
    YD-07-42    23522.0   9935.0  10322.0     356      -70    1008.0
    -----------------------------------------------------------------
    YD-07-42A   23522.0   9935.0  10322.0     356      -70      1400
    -----------------------------------------------------------------
    YD-07-43    23200.8   9940.0  10325.0       0      -60     919.0
    -----------------------------------------------------------------
    YD-07-44    22685.0   9725.0  10331.0       0      -70      19.3
    -----------------------------------------------------------------
    YD-07-45    23200.8   9940.0  10325.0       0      -70      1200
    -----------------------------------------------------------------
    YD-07-46    22685.0   9725.0  10331.0       0      -70      1700
    -----------------------------------------------------------------
    YD-07-48    23110.3  10037.4  10318.9       5      -67    1003.5
    -----------------------------------------------------------------
    YD-07-49A   23490.0  10140.0  10330.0       0      -70     714.0
    -----------------------------------------------------------------

    INTERIM CONSOLIDATED BALANCE SHEETS

                                           September 30  December 31
    Thousands of US dollars                        2007         2006
    -----------------------------------------------------------------
                                             (Unaudited)
    Assets
    Current Assets
    Cash and cash equivalents              $    269,191 $    262,199
    Short-term investments (note 6)              72,600            -
    Concentrate settlements
     and other receivables                       49,636       17,960
    Inventories                                  37,626       26,208
    Future income tax asset                       5,380        7,469
    Deferred hedging loss                             -        8,583
    -----------------------------------------------------------------
                                                434,433      322,419
    Other assets                                 17,937       27,622
    Future income tax asset                      10,487        6,291
    Mineral property, plant and equipment       123,872      159,299
    Investments                                     950            -
    -----------------------------------------------------------------
                                           $    587,679 $    515,631
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current Liabilities
    Accounts payable
     and accrued liabilities               $     67,656 $     22,023
    Current portion of
     capital lease obligations                    2,506        2,439
    -----------------------------------------------------------------
                                                 70,162       24,462
    Capital lease obligations                       681        2,586
    Other long-term liabilities (note 4)         16,735
    Provision for site closure
     and reclamation obligations (note 5)        48,550       28,197
    Future income tax liability                     315       12,638
    -----------------------------------------------------------------
                                                136,443       67,883

    Shareholders' equity
    Common shares                               308,841      307,914
    Contributed surplus                           3,794        2,596
    Accumulated other
     comprehensive income (note 2)               (4,753)           -
    Retained earnings                           143,354      137,238
    -----------------------------------------------------------------
                                                451,236      447,748
    -----------------------------------------------------------------
                                           $    587,679 $    515,631
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
    INCOME

    Thousands of US
     dollars, except
     share and per      Three Months Ended        Nine Months Ended
     share amounts,          Sept 30                   Sept 30
     unaudited           2007      2006(1)         2007      2006(1)
    -----------------------------------------------------------------
    Revenue       $    86,756  $   102,667  $   241,947  $   293,074
    -----------------------------------------------------------------
    Cost of sales      59,241       59,069      166,611      164,123
    Administrative
     and general        2,019        1,951        6,772        6,666
    Depreciation
     and depletion      8,050        8,397       28,009       25,469
    Net interest
     income            (4,611)      (1,180)     (12,311)      (1,857)
    Exploration        10,773        3,509       22,208        6,496
    Currency
     translation
     loss (gain)       (2,796)         607       (7,960)      (1,804)
    Accretion of
     site closure
     and reclamation
     costs                964          386        1,869        1,147
    Writedown of
     mineral
     property
     (note 7)          32,347            -       32,347            -
    Other               1,915           40        2,826        8,423
    -----------------------------------------------------------------
                      107,902       72,779      240,371      208,663
    -----------------------------------------------------------------
    Earnings before
     income taxes     (21,146)      29,888        1,576       84,411
    Income tax
     recovery
     (expense)
      Current          (1,040)      (1,482)      (6,258)      (4,455)
      Future           10,249      (13,504)      10,798        6,996
    -----------------------------------------------------------------
                        9,209      (14,986)       4,540        2,541
    -----------------------------------------------------------------
    Net earnings
     (loss) for
     the period   $   (11,937) $    14,902  $     6,116  $    86,952
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Other
     comprehensive
     income
      Reclassification
       of net realized
       gains on
       available for
       sale securities
       to net earnings      -            -         (315)           -
      Unrealized
       gain (loss) on
       available for
       sale securities   (276)           -          190            -
      Reclassification
       of deferred
       losses on
       gold forward
       contracts to
       net earnings,
       net of tax of
       $2,538 Q3 and
       $7,276 YTD       4,900            -       14,048            -
    -----------------------------------------------------------------
                        4,624            -       13,923            -
    -----------------------------------------------------------------

    Comprehensive
     income
     (loss)       $    (7,313) $    14,902  $    20,039  $    86,952
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Net earnings
     (loss) per
     share
      Basic       $     (0.05) $      0.07  $      0.02  $      0.40
      Diluted     $     (0.05) $      0.07  $      0.02  $      0.39
    Weighted
     average
     shares
     outstanding
      Basic       254,210,079  215,636,477  254,111,883  215,085,895
      Diluted     254,210,079  226,992,626  255,329,229  222,281,149
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

    Thousands of        Three Months Ended        Nine Months Ended
     US dollars,             Sept 30                   Sept 30
     unaudited           2007      2006(1)         2007      2006(1)
    -----------------------------------------------------------------

    Retained
     earnings,
     beginning
     of period    $   155,291  $   102,546  $   137,238  $    30,496
    Net earnings
     (loss) for
     the period       (11,937)      14,902        6,116       86,952
    -----------------------------------------------------------------

    Retained
     earnings, end
     of period    $   143,354  $   117,448  $   143,354  $   117,448
    -----------------------------------------------------------------
    -----------------------------------------------------------------
    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
    EQUITY

    Thousands of
    US dollars,
    except common   Number of       Common        Share
    shares,            Common       Shares     Purchase  Contributed
    unaudited          Shares       Amount     Warrants      Surplus
    -----------------------------------------------------------------
    Balance at
     December 31,
     2006         253,700,033  $   307,914  $         -  $     2,596

      Transitional
       adjustment on
       adoption of
       financial
       instruments          -            -            -            -
      Shares issued
       under employee
       share purchase
       plan            32,807           79            -            -
      Shares issued
       on exercise
       of options     413,420          519            -         (153)
      Stock-based
       compensation         -           39            -          759
      Net income            -            -            -            -
      Other
       comprehensive
       income               -            -            -            -
    -----------------------------------------------------------------
    Balance at
     March 31,
     2007         254,146,260  $   308,551  $         -  $     3,202

      Shares issued
       under employee
       share purchase
       plan            41,860          107            -            -
      Shares issued
       on exercise
       of options       5,600           15            -           (4)
      Stock-based
       compensation         -           53            -          320
      Net income            -            -            -            -
      Other
       comprehensive
       income               -            -            -            -
    -----------------------------------------------------------------
    Balance at
     June 30,
     2007         254,193,720  $   308,726  $         -  $     3,518

      Shares issued
       under employee
       share purchase
       plan            46,559           67            -            -
      Shares issued
       on exercise
       of options       5,200           14            -           (3)
      Stock-based
       compensation         -           34            -          279
      Net loss              -            -            -            -
      Other
       comprehensive
       income               -            -            -            -
    -----------------------------------------------------------------
    Balance at
     September 30,
     2007         254,245,479  $   308,841  $         -  $     3,794
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Thousands of                            Accumulated
    US dollars,                                   Other
    except common                               Compre-
    shares,                       Retained      hensive
    unaudited                     Earnings       Income        Total
    -----------------------------------------------------------------
    Balance at
     December 31,
     2006                      $   137,238  $         -  $   447,748

      Transitional
       adjustment on
       adoption of
       financial
       instruments                       -      (18,676)     (18,676)
      Shares issued
       under employee
       share purchase
       plan                              -            -           79
      Shares issued
       on exercise
       of options                        -            -          366
      Stock-based
       compensation                      -            -          798
      Net income                     9,406            -        9,406
      Other
       comprehensive
       income                            -        4,125        4,125
    -----------------------------------------------------------------
    Balance at
     March 31,
     2007                      $   146,644  $   (14,551) $   443,846

      Shares issued
       under employee
       share purchase
       plan                              -            -          107
      Shares issued
       on exercise
       of options                        -            -           11
      Stock-based
       compensation                      -            -          373
      Net income                     8,647            -        8,647
      Other
       comprehensive
       income                            -        5,174        5,174
    -----------------------------------------------------------------
    Balance at
     June 30,
     2007                      $   155,291  $    (9,377) $   458,158

      Shares issued
       under employee
       share purchase
       plan                              -            -           67
      Shares issued
       on exercise
       of options                        -            -           11
      Stock-based
       compensation                      -            -          313
      Net loss                     (11,937)           -      (11,937)
      Other
       comprehensive
       income                            -        4,624        4,624
    -----------------------------------------------------------------
    Balance at
     September 30,
     2007                      $   143,354  $    (4,753) $   451,236
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

    Thousands of
    US dollars,
    except common   Number of       Common        Share
    shares,            Common       Shares     Purchase  Contributed
    unaudited          Shares       Amount     Warrants      Surplus
    -----------------------------------------------------------------
    Balance at
     December 31,
     2005         214,011,246  $   195,565  $     8,715  $     1,657

      Shares
       issued under
       employee
       share purchase
       plan            45,027           68            -            -
      Shares issued
       on exercise of
       share purchase
       warrants       314,523          480         (102)           -
      Shares issued
       on exercise
       of options     386,800          490            -         (154)
      Stock-based
       compensation         -           34            -        1,131
      Net income            -            -            -            -
    -----------------------------------------------------------------
    Balance at
     March 31,
     2006         214,757,596  $   196,637  $     8,613  $     2,634

      Shares issued
       under employee
       share purchase
       plan            30,269           76            -            -
      Shares issued
       on exercise of
       share purchase
       warrant         10,202           27            -            -
      Shares issued
       on exercise
       of options     810,880        2,245            -         (706)
      Stock-based
       compensation         -           39            -          240
      Net income            -            -            -            -
    -----------------------------------------------------------------
    Balance at
     June 30,
     2006         215,608,947  $   199,024  $     8,613  $     2,168

      Shares issued
       under employee
       share purchase
       plan            30,955           73            -            -
      Shares issued
       on exercise of
       share purchase
       warrant          2,778            8            -            -
      Shares issued
       on exercise
       of options      22,800           84            -          (27)
      Stock-based
       compensation         -           36            -          244
      Net income            -            -            -            -
    -----------------------------------------------------------------
    Balance at
     September 30,
     2006         215,665,480  $   199,225  $     8,613  $     2,385
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Thousands of
    US dollars,                             Accumulated
    except common                                 Other
    shares,                      Retained Comprehensive
    unaudited                  Earnings(1)       Income        Total
    -----------------------------------------------------------------
    Balance at
     December 31,
     2005                      $    30,496  $         -  $   236,433

      Shares
       issued under
       employee
       share purchase
       plan                              -            -           68
      Shares issued
       on exercise of
       share purchase
       warrants                          -            -          378
      Shares issued
       on exercise
       of options                        -            -          336
      Stock-based
       compensation                      -            -        1,165
      Net income                    21,735            -       21,735
    -----------------------------------------------------------------
    Balance at
     March 31,
     2006                      $    52,231  $         -  $   260,115

      Shares issued
       under employee
       share purchase
       plan                              -            -           76
      Shares issued
       on exercise of
       share purchase
       warrant                           -            -           27
      Shares issued
       on exercise
       of options                        -            -        1,539
      Stock-based
       compensation                      -            -          279
      Net income                    50,315            -       50,315
    -----------------------------------------------------------------
    Balance at
     June 30,
     2006                      $   102,546  $         -  $   312,351

      Shares issued
       under employee
       share purchase
       plan                              -            -           73
      Shares issued
       on exercise of
       share purchase
       warrant                           -            -            8
      Shares issued
       on exercise
       of options                        -            -           57
      Stock-based
       compensation                      -            -          280
      Net income                    14,902            -       14,902
    -----------------------------------------------------------------
    Balance at
     September 30,
     2006                      $   117,448  $         -  $   327,671
    -----------------------------------------------------------------
    -----------------------------------------------------------------
    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Three Months Ended   Nine Months Ended
    Thousands of                    Sept 30             Sept 30
     US dollars, unaudited        2007   2006(1)      2007   2006(1)
    -----------------------------------------------------------------

    Operating activities:
      Net earnings
       for the period         $(11,937) $ 14,902  $  6,116  $ 86,952
    Non-cash items:
      Depreciation
       and depletion             8,050     8,397    28,009    25,469
      Unrealized currency
       translation losses
       (gains)                   1,151        54     1,827      (288)
      Accretion of site closure
       and reclamation costs       964       386     1,869     1,147
      Amortization of
       hedging losses            7,438     7,525    21,325    15,027
      Amortization of
       deferred charges             81        75       229       489
      Stock-based compensation     313       280     1,484     1,724
      Future income tax
       expense (recovery)      (10,249)   13,504   (10,798)   (6,996)
      Change in fair value
       of forward contracts     17,255   (19,754)   54,259     1,356
      Writedown of
       mineral property         32,347         -    32,347         -
      Gain on sale
       of investments                -         -      (315)        -
    Changes in operating
     working capital and other:
      Concentrate settlements
       and other receivables   (16,410)   46,417   (43,628)    1,960
      Inventories                  156    (1,720)   (3,515)   (4,204)
      Accounts payable and
       accrued liabilities       4,867      (469)   17,069     6,152
      Settlement of
       forward contracts        (4,581)   (5,132)  (13,907)  (23,825)
      Reclamation costs paid         -         -         -    (2,235)
    -----------------------------------------------------------------
                                29,445    64,465    92,371   102,728
    -----------------------------------------------------------------

    Investing activities:
    Purchase of other assets         -       (45)        -      (131)
    Purchase of mineral property,
     plant and equipment        (4,926)   (4,817)  (11,260)   (9,084)
    Purchase of
     short-term investments    (72,600)        -   (72,600)        -
    Purchase of investments          -         -      (322)        -
    -----------------------------------------------------------------
                               (77,526)   (4,862)  (84,182)   (9,215)
    -----------------------------------------------------------------

    Financing activities:
    Repayment of capital
     lease obligation             (567)   (4,077)   (1,838)   (6,162)
    Repayment of long-term debt      -         -         -   (13,700)
    Issuance of common shares       78       138       641     2,564
    -----------------------------------------------------------------
                                  (489)   (3,939)   (1,197)  (17,298)
    -----------------------------------------------------------------
    Increase / (decrease) in
     cash and cash equivalents (48,570)   55,664     6,992    76,215
    Cash and cash equivalents,
     beginning of period       317,761    71,190   262,199    50,639
    -----------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $269,191  $126,854  $269,191  $126,854
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    Supplementary information
    Cash paid during
     the period for:
      Interest                $     71  $    163  $    216  $    895
    -----------------------------------------------------------------
    -----------------------------------------------------------------
    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these
    consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Three and nine months ended September 30, 2007 and 2006
    (unaudited)

    All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of
    United States dollars, except share and per share amounts.

    NOTE 1    BASIS OF PRESENTATION

    The accompanying unaudited interim consolidated financial
    statements for Northgate Minerals Corporation ("Northgate" or the
    "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

    Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31,
    2006.

    NOTE 2    CHANGES IN ACCOUNTING POLICIES

    On January 1, 2007, the Corporation adopted the Canadian
    Institute of Chartered Accountants ("CICA") Handbook Sections
    1530, Comprehensive Income; Section 3251, Equity; Section 3855,
    Financial Instruments - Recognition and Measurement; Section
    3861, Financial Instruments - Disclosure and Presentation; and
    Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain
    transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been
    restated. The principal changes resulting from these new
    standards are described below:

    Comprehensive Income

    Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes.
    The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income.
    Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is
    presented as a new category in shareholders' equity. The
    components of AOCI as at September 30, 2007, are as follows:

    -----------------------------------------------------------------
    Unrealized gain on available for sale securities        $    203
    Unrealized hedging losses                                 (4,956)
    -----------------------------------------------------------------
    AOCI                                                    $ (4,753)
    -----------------------------------------------------------------

    Financial Instruments

    Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

    -  Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

    -  Available for sale financial assets are measured at their fair value and changes in fair value are included in other
       comprehensive income until the asset is removed from the
       balance sheet.

    -  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

    -  Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value
       recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other
       comprehensive income.

    Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the
    Corporation recorded these investments at their fair value of
    $329,000 with an offsetting adjustment to AOCI in shareholders'
    equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

    Hedging

    Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be
    performed. On January 1, 2007, the Corporation elected to
    discontinue hedge accounting for its gold forward sales
    contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of
    $6,914,000 was recorded with the net transitional adjustment of
    $13,351,000 recognized in AOCI in shareholders' equity. Also on
    January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000
    pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

    Inventory

    In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to
    incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1,
    2006 increased by $12,819,000. There were no other material adjustments required for the three and nine month periods ended
    September 30, 2006.

    NOTE 3    STOCK BASED COMPENSATION

    Options were not granted during the three months ended
    September 30, 2007 (2006 - nil). During the three months ended
    September 30, 2007, $279,000 (2006 - $244,000) of stock-based compensation was recognized related to outstanding stock options.

    During the three months ended September 30, 2007, a total of
    93,500 options were cancelled and 5,200 options were exercised.

    At September 30, 2007, there were 5,428,800 options outstanding, of which 2,911,700 were exercisable.

    There were no options granted during the three months ended
    June 30, 2007 (2006 - nil). During the three months ended
    June 30, 2007, $320,000 (2006 - $240,000) of stock-based
    compensation was recognized related to outstanding stock options.

    During the three months ended June 30, 2007, a total of 19,800 options were cancelled and 5,600 options were exercised.

    During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 - 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at
    Cdn$3.48. Twenty percent (282,000) of the options granted at
    Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000
    (2006 - $1,480,000). During the three months ended March 31,
    2007, $759,000 (2006 - $1,131,000) of stock-based compensation was recognized related to outstanding stock options.

    During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

    The fair value of the share options granted during 2007 was estimated using the Black-Scholes pricing model with the
    following assumptions:

                                   For Options Granted in
    -----------------------------------------------------------------
                          Q3      Q3      Q2      Q2      Q1      Q1
                        2007    2006    2007    2006    2007    2006
    -----------------------------------------------------------------
    Risk-free
     interest rate         -       -       -       -    3.94%    4.1%
    Annual dividends       -       -       -       -       -       -
    Expected stock
     price volatility      -       -       -       -    53.4%     60%
    Expected option life   -       -       -       -      5.0     5.0
                                                        years   years
    Per share fair value
     of options granted
     (Cdn$)                -       -       -       -    $2.05   $1.42
    -----------------------------------------------------------------

    NOTE 4    FINANCIAL INSTRUMENTS

    At September 30, 2007, the Corporation had forward sales
    commitments with major financial institutions to deliver
    18,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between October 31,
    2007 and December 31, 2007. On January 1, 2007, the Corporation
    adopted the CICA new standard on hedges (note 2). In conjunction with the adoption of Section 3855, the Corporation elected to discontinue hedge accounting. Therefore, the forward sales contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sales contracts at September 30, 2007, was approximately $7,882,000, which is recorded in accrued
    liabilities. The deferred hedging loss, which was reclassified to the opening balance of AOCI in shareholders' equity on January 1,
    2007, and the transitional adjustment required to recognize the fair value of outstanding forward sales contracts on adoption of
    Section 3855 will be released into net earnings at the time the sales associated with the forward contracts occur.

    At September 30, 2007, the Corporation had forward sales
    contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of
    32,950 metric tonnes of copper were sold forward using London
    Metal Exchange (LME) contracts maturing from November 2007 through October 2010 at an average forward price of $2.87 per pound. The Corporation also entered into separate forward
    purchase contracts with the same institution to repurchase its forward sales position at monthly average LME cash prices over the same period. The volume of these forward sales contracts match expected future pricings of copper in concentrate produced and delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi-year concentrate sales agreement.
    The copper forward sales and purchase contracts are being
    recognized on a mark-to-market basis. The fair value of these contracts at September 30, 2007 was a net loss of $35,714,000 of which $18,979,000 is included in accrued liabilities and
    $16,735,000 in other long-term liabilities.

    NOTE 5    SITE CLOSURE & RECLAMATION OBLIGATIONS

    In the third quarter of 2007, the Corporation revised the
    undiscounted estimate for the Kemess South mine site closure and reclamation costs used in the determination of the provision. In addition, the Corporation changed the estimated timing of when the costs would be paid. The continuity of the provision for these costs is as follows:

    -----------------------------------------------------------------
    Balance, beginning of year                              $ 28,197
    Effect of change in estimated future cash flows           14,003
    Site closure and reclamation liability incurred               88
    Accretion expense                                          1,869
    Effect of foreign exchange                                 4,393
    -----------------------------------------------------------------
    Balance, end of period                                  $ 48,550
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    The estimated undiscounted cash flows used to determine the revised liability is $52,200,000. The majority of the site closure costs at the Kemess South mine are expected to be spent between 2008 and 2012 with some expenditures, such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected cost is 2.29%.

    NOTE 6    SHORT-TERM INVESTMENTS

    Northgate maintains a portion of its investments in AAA rated
    Auction Rate Securities (ARS). ARS are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short term
    liquidity. Beginning in August 2007 a number of ARS auctions began to fail and the Corporation is currently holding
    $72,600,000 in ARS, which currently lack liquidity. Northgate's
    ARS investments were originally structured and marketed by a major investment bank in the USA and all of Northgate's ARS investments continue to make regular cash interest payments and are still rated AAA by Standard & Poor's (S&P) and AAA by
    Moody's.

    Due to the high credit worthiness of its ARS investments, third party valuation reports, which value these investments at 100% of par value, and management's assessment that the liquidity issues surrounding the specific ASR securities held by the Corporation will be resolved within the next twelve months, these investments continue to be classified by the Corporation at September 30,
    2007, as available for sale short-term investments at their original par value, which is equal to their fair value.

    The balance of the Corporation's investments are held in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers acceptances and other highly rated short term investment instruments which are recorded as cash and cash equivalents. The Corporation has no investments in Asset
    Backed Commercial Paper (ABCP), Mortgage Backed Securities (MBS)
    or Collateralized Debt Obligations (CDO).

    NOTE 7    WRITE-DOWN OF MINERAL PROPERTY

    During the quarter, the Joint Federal-Provincial Environmental
    Review Panel for the Kemess North project completed its review and submitted its final report to the federal and provincial
    Ministers of the Environment. The report recommended that the project not be permitted to proceed. The Federal and Provincial governments are now studying the Panel's report and are expected to make a final decision on whether to permit the development of
    Kemess North sometime in the first half of 2008.

    In light of the negative panel recommendation, Northgate has written off the full carrying value ($32,347,000) of its
    investment in this property.

    NOTE 8    COMMITMENTS AND CONTINGENCIES

    On May 28, 2007, Northgate entered into an Option and Joint
    Venture Agreement ("Agreement") with Opawica Explorations Inc.
    ("Opawica") and is committed to spend Cdn$750,000 in exploration over the twelve month period from the effective date of the
    Agreement. In the third quarter of 2007, the Corporation
    fulfilled its obligation and provided an additional Cdn$562,000
    (YTD Cdn$787,000) to Opawica to fund exploration activity.

    NOTE 9    SUBSEQUENT EVENT

    On October 29, 2007, Northgate announced that it had entered into a definitive Merger Implementation Agreement ("MIA") that
    provides for the acquisition by Northgate of Perseverance
    Corporation Ltd. ("Perseverance"), which operates two gold mines in Australia with a combined annual production of approximately
    200,000 ounces. The transaction will be implemented via schemes of arrangement between Perseverance and its shareholders and warrant holders, respectively (the "Schemes"), and a resolution of holders of convertible subordinated notes to approve the early redemption of the notes. Under the Schemes, a wholly owned subsidiary of Northgate will acquire all of the outstanding fully paid ordinary shares of Perseverance. In addition, under the resolution of holders of convertible subordinated notes, the convertible subordinated notes will be cancelled. The transaction is subject to certain conditions, including the approval of securityholders.

    Under Northgate's offer, Perseverance securityholders will receive (in Australian dollars (A$)):

    -  A$0.20 cash per ordinary share (total A$177.9 million);
    -  A$0.08 cash for each of the Perseverance warrants issued as part of the recent A$26.5 million placement (total
       A$14.1 million).; and,
    -  A$100,000 (face value) plus any accrued interest per
       convertible subordinated note (total A$37.0 million).

    Northgate has also agreed to acquire all of Perseverance's existing debt from a major financial institution in Australia
    (the "Bank") amounting to $30.6 million (A$33.5million) and is extending an additional bridging facility of up to $22.8 million
    (A$25.0 million). Northgate has also agreed to acquire
    approximately $43.8 million (A$48.0 million) gold forward
    contracts from the Bank and subsequent to the close of the
    Transaction, Northgate will close out these contracts.

    Under the terms of the debt assumption and loan agreements, all debt held by Northgate will be in a first secured position and interest on the bridge financing will be deferred up to the date of successful conclusion of the transaction or termination of the
    MIA.

    The additional bridging facility eliminates any short-term requirement for Perseverance to raise further equity capital.

    In the event that the transaction does not close as a result of another person acquiring an interest in Perseverance of more than
    20%, the Bank debt and bridging facility will become immediately repayable in full and Perseverance will be required to
    immediately close out the gold forward contracts.

    In the event that the transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining Bank debt and the gold forward contracts will remain in place and subject to their current terms, only Northgate will be counterparty to
    Perseverance, having assumed these assets and the associated first secured lender position from the bank.
    >>

    %CIK: 0000072931

    /For further information: Ms. Keren R. Yun, Manager, Investor Relations,
(416) 216-2781, kyun(at)northgateminerals.com/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 07:00e 05-NOV-07